Exhibit 5.2

[Barros y Errázuriz Abogados letterhead]

January 10, 2013

CorpBanca

Rosario Norte 660

Las Condes

Santiago, Chile

Ladies and Gentlemen,

We have acted as Chilean counsel to CorpBanca, a sociedad anónima organized under the laws of the Republic of Chile (the “Bank”), in connection with the preparation and filing of the preliminary prospectus supplement relating to the issuance and sale by the Bank of US$800 million aggregate principal amount of 3.125% senior notes due 2018 (the “Notes”) dated January 3, 2013 with the Securities and Exchange Commission (the “Commission”) together with the base prospectus supplement dated April 14, 2011 (the “Base Prospectus” and collectively, the “Preliminary Prospectus”), and the final prospectus supplement relating to the Notes dated January 11, 2013 together with the Base Prospectus (the “Final Prospectus” and together with the Preliminary Prospectus, the “Prospectus”).

In rendering the opinions expressed below, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, agreements and certificates and other documents, and examined such questions of law, as we have considered necessary or appropriate for the purposes of this opinion letter.

In connection with the opinions expressed below, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based upon the foregoing, and subject to the further assumptions and qualifications set forth below, we advise you that, in our opinion:

(1) the Bank is a corporation duly organized as a sociedad anónima and validly existing under the laws of the Republic of Chile.

(2) the Notes have been duly and validly authorized, executed and delivered and, assuming the due authentication of the Notes by the trustee and that the Notes constitute valid and legally binding obligations under the laws of the State of New York, the Notes constitute legally binding and valid obligations of the Bank, entitled to the benefits of the Indenture and enforceable against the Bank in accordance with their terms.

(3) a final and conclusive judgment for the payment of money rendered by a New York Court arising out of or in relation to the obligations of the Bank under the Notes would be recognized in the courts of the Republic of Chile and such courts would enforce such judgment on the Bank, without any retrial or re-examination of the merits of the original action under the following circumstances:

(a)	if there is a treaty between the Republic of Chile and the country where the judgment was rendered with respect to the enforcement of foreign judgments, the provisions of such treaty shall be applied. On the date hereof, the Republic of Chile is not a party to any treaty with the United States of America with respect to the enforcement in the Republic of Chile of judgments rendered by a New York Court;

(b)	if there is no treaty, the judgment will be enforced if there is reciprocity as to the enforcement of judgments (i.e., the relevant foreign court would enforce a judgment of a Chilean court under comparable circumstances);

(c)	if it can be proved that there is no reciprocity, the judgment cannot be enforced;

(d)	if reciprocity cannot be proved, the judgment will be enforced if it has not been rendered by default within the meaning of Chilean law; and

(e)	in any event, the judgment may not be contrary to the public policy of the Republic of Chile and may not affect in any way properties located in the Republic of Chile, which are as a matter of law subject exclusively to the jurisdiction of Chilean courts, and must comply generally with international standards.

Upon compliance with the above, and provided that the judgment is submitted to the Supreme Court of the Republic of Chile, the courts in the Republic of Chile will enforce a final and conclusive judgment for the payment of money rendered by a New York Court, in accordance with the procedure contemplated for the enforcement of final and conclusive foreign judgments in the Chilean Civil Procedure Code. Whether a judgment is final and conclusive will depend on the laws of the country in which the judgment is rendered and this must be proven to Chilean courts. The Supreme Court of the Republic of Chile will hear whatever presentation the party against whom enforcement is sought wishes to make, which hearing will be limited to aspects relating to such enforcement and not to substantive issues resolved in the judgment.

With respect to public policy and the enforcement of the obligations of the Bank under the Notes and foreign judgments with respect thereto, we are of the opinion that, generally, any provisions thereof purporting to authorize conclusive determinations by any person, whether for interest, indemnities, costs or otherwise, may not be enforceable if they are based upon a determination which is so arbitrary and unreasonable as to be contrary to basic and fundamental principles of Chilean legislation. Also, disclaimers of liability will only be enforceable if there is no gross negligence or willful misconduct on the part of the person benefiting from such disclaimers.

We express no opinion as to the enforceability in the Republic of Chile of a foreign judgment obtained in any court other than a New York Court or as to the enforceability, in original actions in Chilean courts, of liabilities predicated solely on the Federal Securities laws of the United States of America and as to the enforceability in Chilean courts of judgments of a New York Court obtained in actions predicated upon the civil liability provisions of the Federal Securities laws of the United States of America.

We are lawyers admitted to practice in the Republic of Chile and the aforementioned opinions are limited to the laws of the Republic of Chile as in effect on the date hereof.

This opinion letter is being furnished to the Bank in accordance with the requirements of Item 601(b)(5) of Regulation S-K of the Securities Act of 1933, as amended (the “Securities Act”), and no opinion is expressed herein as to any matter other than as to the legality of the Notes. This opinion letter is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act.

We hereby consent to the filing of this opinion as an exhibit to the Current Report to be incorporated by reference in the Bank’s Registration Statement on Form F-3 (File No. 333-173509) as Exhibit 5.2 thereto, and to the reference to our name under the caption “Legal matters” in the Preliminary Prospectus and the Final Prospectus forming part of the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Sincerely,

/s/ Barros y Errázuriz Abogados
Barros y Errázuriz Abogados